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EXHIBIT 1 - Controls and Procedures

Disclosure controls and procedures

Based on their evaluation, as of a date (the "Evaluation Date") within 90 days prior to the filing date of this Form 40-F, the Chief Executive Officer and Chief Financial Officer of Axcan Pharma Inc. (the "Company") have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) are effective.

Internal controls

There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the Evaluation Date, including any corrective actions with regard to significant deficiencies and material weaknesses.